PEPLIN, INC.

6475 Christie Avenue

Emeryville, CA 94608

October 30, 2008

VIA EDGAR

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Peplin, Inc.

Registration Statement on Form 10

File No. 000-53410

Dear Mr. Riedler:

Pursuant to Rule 12d1-2 of the Regulations under the Securities Exchange Act of 1934, as amended, Peplin, Inc. (the “Registrant”), hereby requests that the effective date of its Registration Statement on Form 10 (File No. 000-53410) (the “Registration Statement”) be accelerated to, and that such Registration Statement be declared effective on, October 30, 2008, at 4:00 p.m. Washington, D.C. time, or as soon thereafter as practicable, unless we request by telephone that such Registration Statement be declared effective at some other time.

We acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

comments by the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the Registrant may not asset Staff comments as a defense in any proceeding initiated by the Commission or under person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

PEPLIN, INC.

By:	/s/ David J.B. Smith
	Name:	David J.B. Smith
	Title:	Chief Financial Officer